Filed by Energy Transfer Operating, L.P.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Energy Transfer LP
Commission File No.: 001-32740
Date: March 11, 2019

Energy Transfer Operating, L.P. Announces Early Participation Results of Exchange

Offers and Consent Solicitations for Senior Notes of Energy Transfer LP and

Extends Early Consent Benefits to Remaining Holders

DALLAS, TEXAS—March 11, 2019—Energy Transfer Operating, L.P. (formerly, Energy Transfer Partners, L.P., and a subsidiary of Energy Transfer LP) (“ETO”) today announced that, in connection with its previously announced offers to exchange any and all validly tendered and accepted 7.500% Senior Notes due 2020, 4.250% Senior Notes due 2023, 5.875% Senior Notes due 2024 and 5.500% Senior Notes due 2027 (collectively, the “Existing ET Notes”) issued by Energy Transfer LP (formerly, Energy Transfer Equity, L.P.) (NYSE: ET) for new senior notes to be issued by ETO (collectively, the “New ETO Notes”), and the related solicitations of consents to amend the indenture governing the Existing ET Notes (together, the “Exchange Offers and Consent Solicitations”), it has received the requisite number of consents to adopt certain amendments to the indentures governing the Existing ET Notes, subject to each holder’s right to withdraw previously tendered Existing ET Notes.

Based upon the substantial participation to date and the amendments contemplated in the Exchange Offers and Consent Solicitations, ETO is allowing additional time for investors to participate on the same terms as the approximately 97% of holders of Existing ET Notes that have already agreed to exchange by extending the deadline to receive the Early Tender Premium (as defined below) to 11:59 p.m., New York City time, on March 22, 2019, the same time as the Expiration Deadline (as defined below) for the Exchange Offers and Consent Solicitations, unless further extended.

Except as described in this press release relating to the extension of the deadline to receive the Early Tender Premium, no changes have been made to the terms and conditions of the Exchange Offers and Consent Solicitations, which are set forth in ETO’s Registration Statement on Form S-4 (File No. 333-229843) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (“SEC”) on February 25, 2019, and was amended by Amendment No. 1 to the Registration Statement on March 7, 2019, but has not yet been declared effective.

The early consent deadline had been 5:00 p.m., New York City time, on March 8, 2019 (the “Original Early Tender Deadline”). The aggregate principal amount of the Existing ET Notes that have been validly tendered and not validly withdrawn as of the Original Early Tender Deadline is listed in the table below.

Title of Series of Existing ET Notes/CUSIP Number(s)	Aggregate principal amount of such series of Existing ET Notes tendered and consenting as of the Early Tender Deadline	Percentage of total outstanding principal amount of such series of Existing ET Notes tendered and consenting as of the Early Tender Deadline
7.500% Senior Notes due 2020 / 29273VAC4	$1,129,011,000	95.1%
4.250% Senior Notes due 2023 / 29273VAG5	$990,743,000	99.1%
5.875% Senior Notes due 2024 / 29273VAD2 / 29273VAE0	$1,125,880,000	97.9%
5.500% Senior Notes due 2027 / 29273VAF7	$952,930,000	95.3%

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and conditions set forth in ETO’s preliminary prospectus, dated as of February 25, 2019 (the “Prospectus”), which forms a part of the Registration Statement. The Exchange Offers and Consent Solicitations commenced on February 25, 2019, and will expire at 11:59 p.m. New York City time on March 22, 2019, unless extended (the “Expiration Deadline”). Tendered Existing ET Notes may be validly withdrawn at any time prior to the Expiration Date. However, consents to the applicable amendments to the indenture governing the terms of the Existing ET Notes may not be revoked after the Early Tender Deadline even if holders validly withdraw tenders of any particular series of Existing ET Notes. Requests for documents may be directed to the Information Agent at the address and telephone numbers provided above. The consideration for each $1,000 principal amount of Existing ET Notes validly tendered at or prior to the Expiration Date and not validly withdrawn will be $1,000 principal amount of New ETO Notes (the “Total Consideration”), which includes an early participation premium of $30 principal amount of New ETO Notes of the applicable series (the “Early Tender Premium”).

The Dealer Managers for the Exchange Offers and the Solicitation Agents for the Consent Solicitations are:

Citigroup 388 Greenwich Street, 7th Floor New York, New York 10013 Attn: Liability Management Group Collect: (212) 723-6106 Toll-Free: (800) 558-3745	J.P. Morgan J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attention: Liability Management Group Collect: (212) 834-3424 Toll-Free: (866) 834-4666	TD Securities TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019 Attn: Liability Management Group Toll-Free: (855) 495-9846

The Information Agent and Exchange Agent for the Exchange Offers and Consent Solicitations is:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, New York 10006

Banks and Brokers Call Collect: (212) 430-3774

All Others Call Toll-Free: (866) 924-2200

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers may be made only pursuant to the terms of the Prospectus and the other related materials. A Registration Statement relating to the New ETO Notes has been filed with the SEC but has not yet become effective. The New ETO Notes may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.

Energy Transfer Operating, L.P. (ETO) owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, its core operations include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. Energy Transfer Operating, L.P.’s general partner is owned by Energy Transfer LP (NYSE: ET).

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major U.S. production basins, ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., formerly known as Energy Transfer Partners, L.P., also owns the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 39.7 million common units of USA Compression Partners, LP (NYSE: USAC).

Forward-Looking Statements

Statements about the Exchange Offers and Consent Solicitations may be forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “intends,” “projects,” “plans,” “expects,” “continues,” “estimates,” “goals,” “forecasts,” “may,” “will” and other similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of ETO, and a variety of risks that could cause results to differ materially from those expected by management of ETO. Important information about issues that could cause actual results to differ materially from those expected by management of ETO can be found in ETO’s public periodic filings with the SEC, including its Annual Report on Form 10-K. ETO undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Energy Transfer Operating, L.P.

Investor Relations:

William Baerg, Brent Ratliff, Lyndsay Hannah, 214-981-0795

or

Media Relations:

Vicki Granado and Lisa Dillinger, 214-840-5820